
10036100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~03740~~ 8-32215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H.G. Wellington & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway - 44th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas W. Grant (212) 732-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co. LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.G. Wellington & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Christopher F. Meyer
Notary Public State of New York
No. 01ME6149059
Qualified in Nassau County
Commission Expires July 3, 2010



Signature

President C.E.O.

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENT

December 31, 2009


ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants


1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

We have audited the accompanying statement of financial condition of H. G. Wellington & Co., Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H. G. Wellington & Co., Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements. The information contained in the accompanying Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2010

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Cash and cash equivalents	$ 180,522
Receivables from and deposits with broker-dealers	112,078
Securities owned at fair value (Note 3)	499,765
Investment advisory fees receivable	501,179
Investment in affiliate (Note 4)	736,696
Receivable from affiliate (Note 8)	45,329
Deferred income taxes (Note 7)	143,000
Other assets	22,505
Total assets	$ 2,241,074

Liabilities and Stockholders' Equity	
Liabilities:	
Drafts payable (Note 2)	$ 19,178
Accounts payable, accrued expenses and other liabilities	286,113
Total liabilities	305,291
Contingencies (Note 10)	
Stockholders' equity (Note 5):	
Common stock, $1 par value, 415,000 shares authorized, 119,256 shares issued and outstanding	119,256
Paid-in capital	1,299,458
Retained earnings	517,069
Total stockholders' equity	1,935,783
Total liabilities and stockholders' equity	$ 2,241,074

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

H. G. Wellington & Co., Inc. (the "Company") is a broker-dealer registered with Securities and Exchange Commission, the FINRA, and is a member of the New York Stock Exchange and various other exchanges. On December 11, 2009 the Company contributed assets with net value of $152,500 to Wellington Shields Holdings LLC ("Holdings") of which the Company is a 45% owner. The Company accounts for its investment using the equity method. Holdings then contributed these assets and liabilities to its wholly owned subsidiary, Wellington Shields Securities LLC, a broker dealer registered with the Securities and Exchange Commission and a member of the New York Stock Exchange and the FINRA. On December 22, 2009 the Company filed a request with the Securities and Exchange Commission to withdraw its broker-dealer registration. All securities transactions for the Company's customers and business activities are now conducted through Wellington Shields Securities LLC. The Company's principal line of business was conducting securities transactions for its customers who are located throughout the United States. The Company cleared its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, was exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2009.

2. Significant Accounting Policies

Securities Transactions

Security transactions and related commission revenue and expense are reported on a trade-date basis as if they had settled. Securities owned and securities sold, not yet purchased are valued at quoted market value.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment Advisory Fees

Advisory fees are recognized quarterly as services are performed. Fees are based on the net asset value of each investment portfolio serviced. The Company receives certain advisory fees in advance, which are deferred and recognized when earned. As of December 31, 2009, all fees were earned.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Office Furniture, Fixtures and Equipment

The Company contributed its furniture, and equipment to Wellington Shields Holdings LLC. Prior to the contribution the Company depreciated office furniture, fixtures and equipment using straight-line and accelerated methods over the estimated useful life of the assets.

Income Taxes

The Company is subject to U.S. federal and various state and local tax jurisdictions.

FASB ASC 740-10 which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company adopted FASB ASC 740-10 as of January 1, 2009. As of December 31, 2009 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2006 through 2009 are subject to examination by federal, state and local income tax authorities.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity date of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, and securities issued by the U.S. government and has established guidelines relative to diversification and

maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned and (b) receivables and deposits with brokers and dealers.

3. Securities Owned

FASB Accounting Standards Codification 820-10, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820-10 are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis

As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money market	$396,819	$ -	$ -	$396,819
Common stock	102,946	-	-	102,946
Totals	$499,765	$ -	$ -	$499,765

4. Investment in Affiliate

The carrying value of the Company's investment in Holdings at December 31, 2009 of $736,696 represents the Company's underlying equity in the net assets of Holdings. The Company's share of income for the year ended December 31, 2009 was $128,296 and is included in the statement of income.

5. Common Stock

The Company is authorized to issue common shares and Class B shares. The Certificate of Incorporation restricts the payment of dividends on common shares.

During 2009 the Company redeemed 2,000 shares of common stock for an aggregate cost of $36,100.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions.

7. Income Taxes

Temporary differences between tax and financial reporting bases at December 31, 2009 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; and (b) recognizing the tax benefit of net operating loss for financial reporting purposes.

The net deferred tax assets in the accompanying balance sheet include the following components:

Deferred tax liabilities	$ (36,000)
Deferred tax assets	179,000
	$ 143,000

The Company has net operating loss carryforwards of approximately $447,000 which expire in various amounts from 2026 to 2028. Although realization is dependent on generating sufficient future taxable income and is not assured, management believes that it is more likely than not that all deferred income taxes will be realized. Therefore, no valuation allowance has been established.

8. Related Party Transactions

The Company allocated expenses aggregating $45,329 to its affiliate during the year ended December 31, 2009, which was due on demand at December 31, 2009

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $462,556 which was $212,556 in excess of its required net capital of $250,000. The Company's net capital ratio was .66 to 1.

10. Concentration of Credit Risk

At December 31, 2009, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2009, no deposits exceeded the federally insured limit.

11. Subsequent Events

The Company has evaluated its subsequent events through February 24, 2010, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital		
Total stockholders' equity		$ 1,935,783
Deductions and/or charges:		
Non-allowable assets:		
Deferred income taxes, net	$ 143,000	
Investment in affiliate	736,696	
Receivable from affilaite	45,329	
Investment advisory fees receivable	501,179	
Other assets	22,505	
		1,448,709
Other deductions:		
Other	1,140	
		1,140
Net capital before haircuts on securities positions		485,934
Haircuts on securities:		
Trading and investment securities:		
Exempted securities	7,936	
Other securities	15,442	
		23,378
Net capital		$ 462,556

(Continued)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)

December 31, 2009

Aggregate indebtedness		
Drafts payable	$ 19,178	
Accounts payable, accrued expenses and other liabilities	286,113	
Total aggregate indebtedness		$ 305,291
Computation of Basic Net Capital Requirement		
Minimum net capital requirement		$ 250,000
Net capital at 1,500 percent		$ 212,556
Excess net capital at 1,000 percent		$ 162,556
Ratio: aggregate indebtedness to net capital		.66 to 1
Reconciliation with Company's computation (included in Part II A of Form X17a-5 as of December 31, 2009):		
Net capital as reported in Company's Part II A (unaudited) FOCUS report		$ 489,648
Audit adjustment to deferred tax asset		25,600
Audit adjustment to investment in affiliate		128,296
Audit adjustment to investment advisory fees receivable		71,950
Audit adjustment to income tax accrual		16,522
Audit adjustments to accounts payable		(8,648)
Increase in haircuts – other securities		(3,586)
Increase in nonallowable assets		(257,226)
Net capital per above		$ 462,556

See independent auditors' report.




1956 - 2006
50 Years
Growth
Vision
Solutions

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

In planning and performing our audit of the financial statements of H. G. Wellington & Co., Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York and American Stock Exchanges and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2010




1956 - 2006
50
Years
Growth
Vision
Solutions

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by H. G. Wellington & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating H. G. Wellington & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). H. G. Wellington & Co., Inc.'s management is responsible for H. G. Wellington & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from April 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of H.G. Wellington & Co., Inc. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2010